Exhibit 3(II)

SECTION 2.8.          Procedure for Election of Directors; Required Vote.

Election of directors at all meetings of the stockholders at which directors are to be elected shall be by ballot.  Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, each director to be elected by stockholders shall be elected by the vote of the majority of the votes cast at any meeting for the election of directors at which a quorum is present.  For purposes of this Section 2.8, “a majority of the votes cast” shall mean that the number of shares voted “for” a director nominee’s election exceeds 50% of the number of votes cast with respect to that nominee’s election or, in the case where the number of nominees exceeds the number of directors to be elected, cast with respect to election of directors generally.  “Votes cast” (a) shall include, as to each nominee, (i) votes cast “for” such nominee’s election and (ii) instructions to withhold authority to vote “for” such nominee’s election in all proxies submitted in connection with such election and (b) shall exclude abstentions with respect to that nominee’s election or, in the case where the number of nominees exceeds the number of directors to be elected, abstentions with respect to election of directors generally.  Except as otherwise provided by law, the Certificate of Incorporation, or these By-Laws, in all matters other than the election of directors, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the stockholders.